# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forum Markets Inc, CIK 0001690080
CUSIP: 68236V401
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2875 South Ocean Blvd, Suite 200, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-25-014555
Filed by CIK 0002082047

## Reporting persons
- Electric Capital Partners Frontier Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Electric Capital Partners Frontier Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Electric Capital Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Forum Markets Inc
Address of issuer's principal executive offices: 2875 South Ocean Blvd, Palm Beach, FL 33480

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are:

Electric Capital Partners Frontier Master Fund, LP (the "Master Fund")
Electric Capital Partners Frontier Fund GP, LLC (the "General Partner")
Electric Capital Partners, LLC (the "Investment Manager")
Address of principal business office or, if none, residence:
The business address of the Master Fund is 103 South Church Street, #472 George Town, Cayman Islands KY1-1106.
The business address of each of the General Partner and the Investment Manager is 855 El Camino Real, #13A-152, Palo Alto, California 94301.
Citizenship:
The Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Each of the General Partner and the Investment Manager is a limited liability company formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each of the Master Fund, the General Partner, and the Investment Manager may be deemed to beneficially own 0 Shares.
Percent of class: Each of the Master Fund, the General Partner, and the Investment Manager may be deemed to beneficially own 0.0% of the Shares outstanding.
Sole power to vote or to direct the vote:
The Master Fund: 0
The General Partner: 0
The Investment Manager: 0
Shared power to vote or to direct the vote:
The Master Fund: 0
The General Partner: 0
The Investment Manager: 0
Sole power to dispose or to direct the disposition:
The Master Fund: 0
The General Partner: 0
The Investment Manager: 0
Shared power to dispose or to direct the disposition:
The Master Fund: 0
The General Partner: 0
The Investment Manager: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Electric Capital Partners Frontier Master Fund, LP: /s/ Avichal Garg, Electric Capital Partners Frontier Fund GP, LLC, its general partner, Avichal Garg, Managing Member (08/14/2026)
- Electric Capital Partners Frontier Fund GP, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (08/14/2026)
- Electric Capital Partners, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (08/14/2026)